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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

                            (Print of Type Responses)

1.   Name  and  Address  of  Reporting  Person*
     Fields               James            Cidney

     (Last)              (First)          (Middle)

6  Linden  St

   (Street)

Salem           Massachusetts         01970

(City)            (State)             (Zip)



2.   Date  of  Event  Requiring  Statement  (Month/Day/Year)

         3/31/03

3.   I.R.S.  Identification Number of Reporting Person, if an entity (voluntary)


4.   Issuer  Name  and  Ticker  or  Trading  Symbol

LocatePlus  Holdings  Corporation


5.   Relationship  of  Reporting  Person(s)  to  Issuer
      (Check  all  applicable)

     |  |  Director                                     |_|  10%  Owner
     |X|  Officer  (give  title  below)           |_|  Other  (specify  below)

Treasurer,  Secretary,  &  Acting  CFO


6.   If  Amendment,  Date  of  Original  (Month/Day/Year)



7.   Individual  or  Joint/Group  Filing  (Check  Applicable  line)

     |X|  Form  filed  by  One  Reporting  Person

     |_|  Form  filed  by  More  than  One  Reporting  Person


             Table I -- Non-Derivative Securities Beneficially Owned




                       2. Amount of Securities   3. Ownership Form: Direct   4. Nature of Indirect

1. Title of Security   Beneficially Owned               (D) or Indirect (I)  Beneficial Ownership
   (Instr. 4)          (Instr. 4)                       (Instr. 5)           (Instr. 5)
---------------------  ------------------------  --------------------------  ----------------------

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

Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)



                                   3. Title  and  Amount                  5. Owner-
             2.  Date  Exercisable    of  Securities                         ship
                 and  Expiration      Underlying                            Form of
                 Date                 Derivative  Security                   Deriv-
                 (Month/Day/Year)     (Instr.  4)           4. Conver-      ative
             --------------------  ------------------------    sion or    Securities:
1.                                                  Amount    Exercise       Direct     6. Nature of
Title of                                             or      Price of       (D) or       Indirect
Derivative     Date      Expira-                   Number      Deri-       Indirect     Beneficial
Security       Exer-      tion                       of       vative         (I)         Ownership
(Instr. 4)    cisable     Date         Title       Shares    Security     (Instr. 5)    (Instr. 5)
-----------  ---------  ---------  --------------  -------  -----------  ------------  -------------

                                   Class A Voting
Option        2/8/2002   2/8/2011  Common Stock    125,000  $      0.20  D
-----------  ---------  ---------  --------------  -------  -----------  ------------  -------------
                                   Class A Voting
Option        2/8/2003   2/8/2011  Common Stock    125,000  $      0.20  D
-----------  ---------  ---------  --------------  -------  -----------  ------------  -------------
                                   Class A Voting
Option        2/8/2004   2/8/2011  Common Stock    125,000  $      0.20  D
-----------  ---------  ---------  --------------  -------  -----------  ------------  -------------
                                   Class A Voting
Option        2/8/2005   2/8/2011  Common Stock    125,000  $      0.20  D
-----------  ---------  ---------  --------------  -------  -----------  ------------  -------------
                                   Class A Voting
Option       3/28/2004  3/28/2013  Common Stock    125,000  $      0.15  D
-----------  ---------  ---------  --------------  -------  -----------  ------------  -------------
                                   Class A Voting
Option       3/28/2005  3/28/2013  Common Stock    125,000  $      0.15  D
-----------  ---------  ---------  --------------  -------  -----------  ------------  -------------
                                   Class A Voting
Option       3/28/2006  3/28/2013  Common Stock    125,000  $      0.15  D
-----------  ---------  ---------  --------------  -------  -----------  ------------  -------------
                                   Class A Voting
Option       3/28/2007  3/28/2013  Common Stock    125,000  $      0.15  D
-----------  ---------  ---------  --------------  -------  -----------  ------------  -------------

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




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation  of  Responses:

Grants  were  pursuant  to  Company's  Employee  Stock  Option
Plan.


    /s/ James C Fields                                          4/17/2003
---------------------------------------------            -----------------------
      **Signature  of  Reporting  Person                             Date

*     If  the  form  is filed by more than one reporting person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See  18  U.S.C.  1001  and  15  U.S.C.  78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.